UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant's name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a press release dated August 27, 2009 of Aries Maritime Transport Limited announcing its second quarter 2009 unaudited financial results.

Exhibit 1

Company Contact:	Investor and Media Contact:
Ioannis Makris	Michael Cimini
Chief Financial Officer	Vice President
Aries Maritime Transport Limited	The IGB Group
(011) 30 210 8983787	212-477-8261

Aries Maritime Transport Limited Announces
Second Quarter 2009 Interim Financial Results

ATHENS, GREECE, August 27, 2009 – Aries Maritime Transport Limited (NASDAQ: RAMS) today reported its interim financial results for the three and six months ended June 30, 2009. The following financial review discusses the results for the three and six months ended June 30, 2009, compared with the results for the three and six months ended June 30, 2008.  On June 29, 2009, Aries completed the sale of the Ocean Hope, a 1989-built container vessel, to an unrelated third party for a net price of $2.3 million. This transaction resulted in a loss on sale totalling $5.6 million, which was recorded in the second quarter of 2009. Proceeds from the sale of the Ocean Hope were used to repay debt under the Company's fully revolving credit facility. The results for this vessel are reported as discontinued operations.1

Second Quarter Results
Total revenues from continuing operations of $15.4 million were recorded for the three months ended June 30, 2009, compared to total revenues of $18.0 million recorded for the three months ended June 30, 2008.  For the three month periods ended June 30, 2009 and June 30, 2008, the Company reported revenues of $13.0 million and $15.4 million, respectively, excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions as well as direct expenses including commissions and voyage expenses. The decrease in revenues is primarily attributable to lower charter rates achieved for the MR tankers, as well as out-of-service days related to the Nordanvind. The decrease was partially offset by an increase in the utilization for the Saronikos Bridge. Vessel operating days for the three months ended June 30, 2009 and 2008 were 1,001. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Total revenue days for the three months ended June 30, 2009, were 883 and total revenue days for the three months ended June 30, 2008, were 947. The Company defines revenue days as the total days the vessels were not off hire or out of service.

Net loss from continuing operations was $2.6 million or $0.10 basic and diluted loss per share, for the three months ended June 30, 2009, compared to net income of $1.8 million, or $0.06 basic and diluted income per share, recorded for the three months ended June 30, 2008. The results for the second quarter of 2009 include a $1.2 million non-cash gain from the change in the fair value of derivatives. The results for the same period of 2008 include a $3.6 million non-cash gain from the change in the fair value of derivatives.

Net loss from continuing and discontinued operations for the three months ended June 30, 2009, was $8.2 million, or $0.29 basic and diluted loss per share, compared to net income of $13.2 million, or $0.46 basic and diluted income per share, recorded for the three months ended June 30, 2008.

Adjusted EBITDA for the three months ended June 30, 2009, was $4.5 million compared to $7.4 million for the three months ended June 30, 2008. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net loss/ income.)

Jeff Parry, Chief Executive Officer, commented, "Our results for the second quarter reflect previously announced out-of-service time for the Nordanvind and reduced charter rates as anticipated for certain vessels, partially offset by lower general and administrative expenses. During this challenging global economic environment, management continues to take proactive measures to improve the Company's financial position and maximize shareholder value. Specifically, we sold the Ocean Hope, the oldest vessel in our fleet, for a net price of $2.3 million. We also entered into a non-binding letter of intent with Grandunion, Inc., which contemplates, among other things, the acquisition of three Capesize drybulk carriers with an approximate net asset value of $36.0 million in exchange for 15,977,778 newly issued shares of the Company, and a change of control of the Company's Board of Directors. As we maintain our focus on negotiating the definitive agreements with Grandunion, management remains committed to strengthening Aries' ship operations and enhancing the Company's future performance."

1 In June 2008, Aries completed the sale of its three oldest vessels, the Energy 1, MSC Oslo and the Arius. The sale of these three vessels resulted in a gain on sale of $13.6 million which was recorded in the second quarter of 2008. The results for these vessels and related gain on sale are reported as discontinued operations.

Six-Month Results
Total revenues of $30.9 million from continuing operations were recorded for the six months ended June 30, 2009, compared to total revenue of $36.7 million recorded for the six months ended June 30, 2008.  For the six month periods ended June 30, 2009 and June 30, 2008, the Company reported revenues of $25.8 million and $31.7 million, respectively, excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions as well as direct expenses including commissions and voyage expenses. The decrease in revenues is primarily attributable to lower charter rates achieved for the fleet as well as out-of-service days related to the Nordanvind. The decrease was partially offset by an increase in the utilization for the Saronikos Bridge. Vessel operating days for the six months ended June 30, 2009 were 1,991 and for the six months ended June 30, 2008 were 2,002. The Company defines operating days as the total days the vessels were in the Company's possession for the relevant period. Total revenue days for the six months ended June 30, 2009, were 1,771 and total revenue days for the six months ended June 30, 2008, were 1,916. The Company defines revenue days as the total days the vessels were not off hire or out of service.

Net loss from continuing operations was $7.0 million or $0.24 basic and diluted loss per share, for the six months ended June 30, 2009, compared to a net loss of $3.3 million, or $0.12 basic and diluted loss per share, recorded for the six months ended June 30, 2008. The results for the second quarter of 2009 include a $1.1 million non-cash gain from the change in the fair value of derivatives.

Net loss from continuing and discontinued operations for the six months ended June 30, 2009, was $12.5 million, or $0.43 basic and diluted loss per share, compared to net income of $6.3 million, or $0.22 basic and diluted income per share, recorded for the six months ended June 30, 2008.

Adjusted EBITDA for the six months ended June 30, 2009, was $8.7 million compared to $14.9 million for the six months ended June 30, 2008. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net loss.)

Fleet Report
Aries operates a fleet of nine double-hull products tankers and two container ships. Currently, four of the Company's 11 vessels are secured on period charters with established international charterers. The charters have remaining periods ranging from several weeks to 1.3 years. Charters for two of Aries' products tanker vessels currently have profit-sharing components.

In June 2009, Aries completed the sale of the Ocean Hope, a 1989-built container vessel, to an unrelated third party for a net price of $2.3 million. This transaction resulted in a loss on sale totalling $5.6 million recorded in the second quarter of 2009. Proceeds from the sale of the Ocean Hope were used to repay debt under the Company's fully revolving credit facility.

The High Land and High Rider entered the spot market following early redelivery of these vessels on July 4, 2009 and July 7, 2009, respectively, based on the terms of their charter agreements.

The period charters for the Altius and Fortius expired in June 2009 and August 2009, respectively.

The Company received notice of redelivery for the MSC Seine in accordance with the terms of its charter. The vessel is expected to be redelivered in September 2009.

The following table details Aries' fleet deployment as of August 27, 2009:

Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Product Tankers
Altius	73,400 dwt	2004	Spot market	-	-
Fortius	73,400 dwt	2004	Spot market	-	-
Nordanvind	38,701 dwt	2001	Spot market	-	-
Ostria	38,701 dwt	2000	Spot market	-	-
High Land	41,450 dwt	1992	Spot market	-	-
High Rider	41,502 dwt	1991	Spot market	-	-
Stena Compass	72,750 dwt	2006	Stena Group	Through 8/10	Bareboat charter rate of $18,232.50 + 30% of profits above $26,000
Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/10	Bareboat charter rate of $18,232.50 + 30% of profits above $26,000
Chinook	38,701 dwt	2001	Spot market	-	-

Container Vessels
Saronikos Bridge	2,917 TEU	1990	CMA CGM	Through 6/10	20,400
MSC Seine	2,917 TEU	1990	MSC	Through 9/09	14,725

Summary of Selected Data

	Three Months Ended	Three Months Ended
	June 30, 2009	June 30, 2008

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000's unless otherwise stated)
NET (LOSS)/ INCOME	(2,639)	1,811
PLUS : NET INTEREST EXPENSE	3,483	3,929
PLUS : DEPRECIATION AND AMORTIZATION	4,799	5,253
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	(1,244)	(3,639)
PLUS: STOCK BASED COMPENSATION	148	29

ADJUSTED EBITDA	4,547	7,383

FLEET DATA

NUMBER OF VESSELS	11	11
NUMBER OF VESSELS ON PERIOD CHARTER	8	9
WEIGHTED AVERAGE AGE OF FLEET	10.5	9.5
OPERATING DAYS (2)	1,001	1,001
REVENUE DAYS (3)	883	947

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (4)	16,603	18,633
TOTAL VESSEL OPERATING EXPENSES (5)	9,589	8,723

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2008

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000's unless otherwise stated)
NET LOSS	(7,033)	(3,309)
PLUS : NET INTEREST EXPENSE	6,987	7,499
PLUS : DEPRECIATION AND AMORTIZATION	9,628	10,210
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	(1,138)	(32)
PLUS: STOCK BASED COMPENSATION	294	494

ADJUSTED EBITDA	8,738	14,862

FLEET DATA

NUMBER OF VESSELS	11	11
NUMBER OF VESSELS ON PERIOD CHARTER	8	9
WEIGHTED AVERAGE AGE OF FLEET	10.5	9.5
OPERATING DAYS (2)	1,991	2,002
REVENUE DAYS (3)	1,771	1,916

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (4)	16,341	18,901
TOTAL VESSEL OPERATING EXPENSES (5)	9,922	9,216

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income / (loss) from continuing operations, net of interest expense, depreciation, amortization (excluding the effect of the amortization of the deferred revenue due to the assumption of charters associated with certain vessels acquisitions), change in the fair value of derivatives, stock-based compensation expense and impairment loss. The Company's management uses Adjusted EBITDA as a performance measure.  The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income/ loss, operating income/ loss or any other indicator of a company's operating performance required by GAAP. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.
(2) Operating days are defined as the total days the vessels were in the Company's possession for the relevant period.
(3) Revenue days are defined as the total days the vessels were not off hire or out of service.
(4) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day, reflecting assumed operating costs of $5,800 per day, has been included in respect of:
(a)  the 91 operating days of the vessels during the three month period ended June 30, 2009, and 2008, respectively.
(b) the 181 and 182 operating days of the vessels during the six month period ended June 30, 2009 and 2008, respectively.
(5) Total vessel operating expenses are defined as the sum of the vessel operating expenses, amortization of drydocking and special survey expense and management fees adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters:
(a)  the 91 operating days of the vessels during the three month period ended June 30, 2009, and 2008, respectively.
(b) the 181 and 182 operating days of the vessels during the six month period ended June 30, 2009 and 2008, respectively.

Conference Call Information
Aries will hold a conference call on Thursday, August 27, 2009, at 10:00 a.m. Eastern Time to discuss results for the second quarter of 2009. To access the conference call, dial (888) 935-4577 for domestic callers, or (718) 354-1388 for international callers, and use the reservation number 6056482. Following the teleconference, a replay of the call may be accessed by dialing (866) 932-5017 for domestic callers, or (347) 366-9565 for international callers, and using the reservation number 6056482. The replay will be available through September 10, 2009. The conference call will also be webcast live on the Company's website, http://www.ariesmaritime.com. A replay of the audio webcast will be available following the call through September 10, 2009.

About Aries Maritime Transport Limited
Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company's products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of two container vessels in capacity of  2,917 TEU each. Four of the Company's 11 vessels are secured on period charters. Charters for two of the Company's products tanker vessels currently have profit-sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as ''forward-looking statements.''  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, inability to complete definitive agreements with Grandunion Inc., default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words ''anticipate,'' ''estimate,'' ''project,'' ''forecast,'' ''plan,'' ''potential,'' ''may,'' ''should,'' and ''expect'' reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2009 AND JUNE 30, 2008
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Three month period ended June 30, 2009	Three month period ended June 30, 2008

OPERATING REVENUES	15,438	18,029

EXPENSES:
Commissions	(407)	(174)
Voyage expenses	(1,426)	(1,265)
Vessel operating expenses	(6,611)	(5,734)
General & administrative expenses	(1,766)	(1,847)
Depreciation	(4,389)	(5,450)
Amortization of dry-docking and special survey expense	(950)	(972)
Management fees	(294)	(438)
	(15,843)	(15,880)
Net operating (loss) / income	(405)	2,149

OTHER INCOME/(EXPENSES), NET:
Interest & finance expense, net	(3,487)	(4,003)
Interest income	4	74
Other income/ (expenses), net	5	(48)
Change in fair value of derivatives	1,244	3,639
Total other expenses, net	(2,234)	(338)

Net (loss)/ income from continuing operations	(2,639)	1,811

Net (loss)/ income from discontinued operations (includes $5,584 loss on disposal of vessel in 2009, and $13,569 gain on disposal of vessels in 2008)	(5,578)	11,341

Net (loss)/ income	(8,217)	13,152

(Loss)/ income per share:
Basic and diluted

Continuing operations	$(0.10)	$0.06

Discontinued operations	$(0.19)	$0.40

Total	$(0.29)	$0.46

Weighted average number of shares:
Basic and diluted	28,721,877	28,616,877

(All amounts in thousands of U.S. dollars)	Three month period ended June 30, 2009	Three month period ended June 30, 2008
Net cash provided by operating activities	(217)	2,320
Net cash provided by investing activities	2,258	59,554
Net cash used in financing activities	(2,200)	(70,995)

ARIES MARITIME TRANSPORT LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009 AND JUNE 30, 2008
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Six month period ended June 30, 2009	Six month period ended June 30, 2008
OPERATING REVENUES	30,941	36,734

EXPENSES:
Commissions	(808)	(365)
Voyage expenses	(3,292)	(2,266)
Vessel operating expenses	(13,513)	(12,487)
General & administrative expenses	(3,122)	(3,889)
Depreciation	(8,729)	(10,900)
Amortization of dry-docking and special survey expense	(1,985)	(1,671)
Management fees	(666)	(938)
	(32,115)	(32,516)
Net operating (loss) / income	(1,174)	4,218

OTHER INCOME/( EXPENSES), NET:
Interest & finance expense, net	(6,994)	(7,676)
Interest income	7	177
Other expenses, net	(10)	(60)
Change in fair value of derivatives	1,138	32
Total other expenses, net	(5,859)	(7,527)

Net loss from continuing operations	(7,033)	(3,309)

Net (loss)/ income from discontinued operations (includes $5,584 loss on disposal of vessel in 2009, and $13,569 gain on disposal of vessels in 2008)	(5,430)	9,598

Net (loss)/ income	(12,463)	6,289

(Loss)/ income per share:
Basic and diluted

Continuing operations	$(0.24)	$(0.12)

Discontinued operations	$(0.19)	$0.34

Total	$(0.43)	$0.22

Weighted average number of shares:
Basic and diluted	28,721,877	28,616,877

(All amounts in thousands of U.S. dollars)	Six month period ended June 30, 2009	Six month period ended June 30, 2008
Net cash (used in) / provided by operating activities	(1,722)	3,198
Net cash provided by investing activities	2,216	59,554
Net cash used in financing activities	(1,380)	(71,003)

ARIES MARITIME TRANSPORT LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars except share amounts)

	(Unaudited) As of June 30,	(Audited) December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	3,123	4,009
Restricted cash	10,209	8,510
Trade receivables, net	2,069	2,533
Other receivables	2,406	2,289
Inventories	1,215	1,224
Prepaid expenses	633	967
Due from managing agent	1,131	160
Due from related parties	-	49
Total current assets	20,786	19,741

Vessels and other fixed assets, net	277,616	296,463
Deferred charges, net	1,196	1,573
Total non-current assets	278,812	298,036
Total assets	299,598	317,777

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	223,710	223,710
Accounts payable, trade	4,080	3,601
Accrued liabilities	5,037	7,776
Deferred income	257	1,807
Derivative financial instruments	11,313	12,451
Deferred charter revenue	1,831	2,144
Due to related parties	23	-
Total current liabilities	246,251	251,489

Deferred charter revenue	-	772
Total liabilities	246,251	252,261

Stockholders' equity
Preferred Stock, $0.01 par value, 30 million shares authorized, none issued.
Common Stock, $0.01 par value, 100 million shares authorized, 29 million shares issued and outstanding at June 30, 2009 (2008: 29 million shares)	290	290
Additional paid-in capital	114,081	113,787
Deficit	(61,024)	(48,561)
Total stockholders' equity	53,347	65,516
Total liabilities and stockholders' equity	299,598	317,777

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: August 27, 2009	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0004 1025499